Filed by Insurance Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

This filing relates to a proposed business combination involving Insurance Acquisition Corp. and Shift Technologies, Inc.

The following is a communication sent to shareholders of Shift Technologies, Inc. on July 3, 2020.

Dear Shift Shareholders,

Following our very exciting announcement in the letter we sent you this past Monday, June 29th, explaining Shift's combination with a publicly-traded special purpose acquisition company (commonly known as a SPAC) called Insurance Acquisition Corp (NASDAQ: INSU), we are following up with some additional information. Please note that action is requested on your part.

Ask of shareholders and information call invitation:

For the merger and the forthcoming public listing to proceed smoothly, over the next several weeks, we would like to collect signatures from all Shift shareholders on the voting agreement that covers the merger agreement between Shift and INSU.

To help facilitate this process, we would like to invite you to join one of two sessions we will be hosting to answer questions that you may have - Wednesday (July 8th) at 3:30pm PT, and Thursday (July 9th) at 2pm PT. To ensure that the call is productive, please submit your questions no later than 24 hours before the call

Please go here to sign up for the session, and if you'd like, submit a question ahead of time. Only individuals who are signed up will receive the dial in information for the calls. If you are not able to make it to these two sessions, but are interested in learning more, check the appropriate box on the link, and depending on interest level, we may host a third session.

Merger materials:

In advance of the calls, we thought it would be helpful for you to familiarize yourself with some of the key materials for the deal (all of which have been filed with the SEC):

●	Shift/INSU 8-K SEC filing

●	Management presentation

●	Merger Agreement

●	Voting Agreement

Over 85% of shareholders, including all major holders, have already signed the voting agreement and we would like to get the voting agreement signed by all shareholders no later than Friday, July 17th. Please note that this may not be the only item that shareholders are asked to sign - other pieces of the merger are still being worked out between legal teams.

Items that the voting agreement covers include (but are not limited to):

●	Vote on the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement

●	Vote against any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Shift under the Merger Agreement

●	Vote against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the applicable conditions of Shift under the Merger Agreement or change in any manner the voting rights of any class of shares of Shift (including any amendments to Shift’s organizational documents)

●	Vote against any alternative acquisition proposal or transaction.

●	Lockup

Shift’s counsel from Jenner & Block will be joining the aforementioned sessions and will be available to answer questions.

Thank you very much for your continued support of Shift and we're excited to move forward together into this great new chapter of the company's story.

Have a great day and a wonderful holiday weekend

--

Dan O'Neill
Head of Corporate Development

[Phone number redacted]

SHIFT.COM

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed Business Combination between Shift Technologies, Inc. and Insurance Acquisition Corp., Insurance Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Insurance Acquisition Corp. stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Business Combination. Insurance Acquisition Corp. stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Insurance Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about Shift Technologies, Inc., Insurance Acquisition Corp. and the proposed transactions. The definitive proxy statement / prospectus will be mailed to Insurance Acquisition Corp. stockholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: John M. Butler, President and Chief Executive Officer, Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination.

Participants in the Solicitation

Insurance Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Insurance Acquisition Corp. stockholders in connection with the proposed business combination. Insurance Acquisition Corp. stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Insurance Acquisition Corp. in Insurance Acquisition Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Insurance Acquisition Corp. stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Insurance Acquisition Corp. intends to file with the SEC.

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